June 16, 2015

News Release

Company: Toyota Motor Corporation

Name and Title of Representative: Akio Toyoda, President

(Code: 7203, Securities exchanges throughout Japan)

Contact: Yasushi Kyoda, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Proposed Offering of Shares of First Series Model AA Class Shares

Toyota Motor Corporation (“TMC”) announced today that it intends to offer up to 50,000,000 new shares of First Series Model AA Class Shares of TMC (the “Model AA Class Shares”) through a public offering in Japan.

The amount of annual dividends on Model AA Class Shares (“AA Dividends”) will be the product of the issue price of the First Series Model AA Class Shares and the following annual dividend rate:

1)	0.5% if the record date falls in the fiscal year ending on March 31, 2016

2)	1.0% if the record date falls in the fiscal year ending on March 31, 2017

3)	1.5% if the record date falls in the fiscal year ending on March 31, 2018

4)	2.0% if the record date falls in the fiscal year ending on March 31, 2019

5)	2.5% if the record date falls in the fiscal year ending on March 31, 2020 or later

If TMC pays year-end dividends to holders of common shares, it will pay the AA Dividends to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares in preference to holders of common shares or registered pledgees of common shares. If TMC pays interim dividends to holders of common shares, it will pay an amount equivalent to one-half of the AA Dividends as interim dividends to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares in preference to holders of common shares or registered pledgees of common shares. If interim dividends on Model AA Class Shares are paid during the fiscal year in which the record date for the year-end dividends falls, the amount of interim dividends paid on Model AA Class Shares is deducted from AA Dividends. If the amount of the dividends paid to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares is less than the prescribed AA Dividends in any fiscal year, the amount of the shortfall will be carried forward to and accumulate in the following fiscal year and thereafter.

Model AA Class Shares have voting rights, and shareholders who hold one unit (100 shares) or more of Model AA Class Shares may exercise their voting rights and other rights held by holders of common shares of TMC in the same manner as holders of common shares of TMC at general meetings of shareholders. Model AA Class Shares may be converted into common shares of TMC at the option of holders of Model AA Class Shares on the first business day of April and October of every year, starting October 1, 2020. Holders of Model AA Class Shares also may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for cash on the last business day of March, June, September and December of each year, starting on September 1, 2020. Upon notice to the holders of Model AA Class Shares, TMC also has the right to acquire, on the second business day in April starting April 2, 2021, all of the outstanding Model AA Class Shares, in exchange for cash. Model AA Class Shares will have transfer restrictions.

TMC intends to use the net proceeds for research and development of next-generation innovation, including the development of fuel battery vehicles, research on infrastructure and development of computerized and sophisticated intelligence mobility technology.

The shares are being offered and sold in offshore transactions outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release does not constitute an invitation or inducement to engage in investment activity for the purposes of section 21 of the Financial Services and Markets Act 2000.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

End